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SEC FILE NUMBER
8-48355

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Corporate Investments Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

238 W Cermak Road; Suite 3A
(No. and Street)

Chicago	Illinois	60616
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andy Lam **(312) 225-1388**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – If individual, state last, first, middle name)

209 West Jackson Blvd Suite 404	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Andy Lam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corporate Investments Group, Inc, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

2-27-21

Notary Public

"OFFICIAL SEAL"
GUSTAVO OCAMPO
Notary Public, State of Illinois
My Commission Expires Nov. 27, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORPORATE INVESTMENTS GROUP, INC.

INDEX TO FINANCIAL STATEMENTS

TABLE OF CONTENTS

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

OFFICE (312) 939-0477
FAX (312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Corporate Investments Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Corporate Investments Group, Inc. as of December 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Corporate Investments Group, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Corporate Investments Group, Inc.'s management. Our responsibility is to express an opinion on Corporate Investments Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Corporate Investments Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, which is comprised of Schedule I - Computation of Net Capital Requirements pursuant to Rule 15c3-1, Schedule II - Computation for Determining of Reserve Requirements pursuant to Rule 15c3-3, and Schedule III - Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of Corporate Investments Group, Inc.'s financial statements. The supplemental information is the responsibility of Corporate Investments Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Corporate Investments Group, Inc.'s auditor since 2019.

BRDooley & Assoc

Bradford R. Dooley & Associates

Chicago, Illinois
February 27, 2021

CORPORATE INVESTMENTS GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

CURRENT ASSETS		
Cash	$280,202	
Deposit with Clearing Organization	50,000	
Receivables from Brokers or Dealers	88,377	
Property and Equipment, net	646	
Other Receivables	38	
Prepaid Expenses	2,214	
Deposit	1,500	
TOTAL CURRENT ASSETS		$422,977
TOTAL ASSETS		$422,977

LIABILITIES

CURRENT LIABILITIES		
Accounts Payable and Accrued Expenses	$43,540	
PPP Loan	6,000	
TOTAL CURRENT LIABILITIES		$49,540
STOCKHOLDERS' EQUITY		
Common Stock, no par value, 100,000 shares authorized, 14,700 shares issued and outstanding	1	
Additional Paid in Capital	117,678	
Retained Earnings	255,758	
TOTAL STOCKHOLDERS' EQUITY		373,437
TOTAL LIABILITIES AND EQUITY		$422,977

The accompanying notes are an integral part of these financial statements.

CORPORATE INVESTMENTS GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES	
Commissions	$ 648,661
Other Income	15,601
TOTAL REVENUES	$ 664,262
EXPENSES	
Employee Compensation and Benefits	347,743
Professional Fees	6,500
Occupancy and Equipment Rental	18,543
Other Operating Expenses	20,097
TOTAL EXPENSES	$ 392,883
NET INCOME (LOSS) BEFORE INCOME TAX PROVISIONS	$ 271,379
INCOME TAX PROVISION	0
NET INCOME (LOSS)	$ 271,379

The accompanying notes are an integral part of these financial statements.

CORPORATE INVESTMENTS GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2019	$ 1	$117,678	$ 12,575	$130,254
Deductions by Stockholders			($28,196)	($28,196)
Net Income (Loss)			271,379	271,379
Balance at December 31, 2020	$ 1	$ 117,678	$255,758	$373,437

The accompanying notes are an integral part of these financial statements.

CORPORATE INVESTMENTS GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 271,379
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation Expense	$ 490	
(Increase) decrease in:		
Receivable from Brokers or Dealers	(84,965)	
Prepaid Expense	(629)	
Increase (decrease) in:		
Accounts Payable and Accrued Expenses	42,480	
Total adjustments		$ (42,624)
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 228,755
CASH FLOWS FROM INVESTMENT ACTIVITIES		
Purchase of Office Equipment	(369)	(369)
NET CASH USED IN USED BY FINANCING ACTIVITIES		
CASH FLOWS FROM FINANCING ACTIVITIES		
Deductions to Stockholders	(28,196)	
NET CASH USED IN USED BY FINANCING ACTIVITIES		$ (28,196)
NET INCREASE (DECREASE) IN CASH		$ 200,190
CASH AT BEGINNING OF YEAR		$ 80,012
CASH AT OF END YEAR		$ 280,202
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
CASH PAID DURING THE YEAR		
For Interest	$ -	
Income Taxes	$ -	

The accompanying notes are an integral part of these financial statements.

CORPORATE INVESTMENTS GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Corporate Investments Group, Inc. (the "Company") was incorporated in the state of Illinois on June 7, 1995. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including a broker or dealer retailing corporate equity and debt securities, mutual fund retailer via either application or wire order, U.S. Government securities broker and a put and call broker or dealer or option writer.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can differ from those estimates.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Certain prior year balances may have been reclassified to conform with the current year's presentation. Any balances that may have been reclassified would not have an effect on the prior year's statement of operations.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 27, 2021. The date of the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has AXOS Clearing LLC (the "Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. The balance at December 31, 2020 was $50,000.

NOTE 3: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Computers & Equipment	$ 14,934	5
Furniture	15,322	7
Total cost of property and equipment	30,256	
Less: accumulated depreciation	(29,610)	
Property and equipment, net	$ 646	

Depreciation expense for the year ended December 31, 2020 was $490.

NOTE 4: INCOME TAXES

As discussed in Note 1, the Company has elected S Corporate tax status; therefore, no federal income tax provision is reported.

The state of Illinois has similar rules to the federal tax, except there exists a minimal replacement tax of 1.5%. At December 31, 2020, the Company recorded an income loss so there is no tax provision for this replacement tax.

NOTE 5: RELATED PARTY TRANSACTIONS

At December 31, 2020, there was no due from any related party.

CORPORATE INVESTMENTS GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company is required to file income tax returns in state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statues of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statue remain subject to examination. As of December 31, 2020, no jurisdiction has proposed any adjustment to the Company's tax positions.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated.. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

NOTE 8: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification' or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's")

The Financial Accounting Standards Board issued ASU2016-02 Leases, and several amendment (collectively "ASU2016-2"), which requires lessees to recognize assets and liabilities arising from operating leases on the statement of financial condition. The Company is not a party to any lease agreements that have a term in excess of twelve months as the lease is on a month to month basis. The Company includes its rent expenses on its books and records as payments are made. As such, the new accounting pronouncement does not have an impact on the financial statement.

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020, the Company had net capital of $369,077 which was $269,077 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($49,540) to net capital was 0.14 to 1, which is less than the 15 to 1 maximum allowed.

CORPORATE INVESTMENTS GROUP, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2020

Computation of net capital		
Common Stock	$ 1	
Additional paid-in capital	117,678	
Retained Earnings	255,758	
Total Stockholder's Equity		$373,437
Less: Non-allowable assets		
Property and equipment, net	646	
Prepaid Expenses	2,214	
Deposit	1,500	
Total non-allowable assets		(4,360)
Net Capital		$ 369,077
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$3,303	
Minimum dollar net capital required	$100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 269,077
Ratio of aggregate indebtedness to net capital	0.14 : 1	

See independent auditor's report

CORPORATE INVESTMENTS GROUP, INC.
SCHEDULE II – COMPUTATION FOR DETERMINING OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2020

A computation of reserve requirements is not applicable to Corporate Investments Group, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

CORPORATE INVESTMENTS GROUP, INC.
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2020

Information relating to possession or control requirements is not applicable to Corporate Investments Group, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

OFFICE (312) 939-0477 FAX (312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Corporate Investments Group, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Corporate Investments Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (ii) (the "exemption provisions") and (2) The Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bradford R. Dooley & Associates

Chicago, Illinois
February 27, 2021

CORPORATE INVESTMENTS GROUP, INC.

238 West Cermak Road Suite 3A Chicago IL 60616
1 (312)225 1388

www.488trade.com MMID:CIIV Members : FINRA SIPC

Assertions Regarding Exemption Provisions

We, as members of management of Corporate Investments Group, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or Dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Indentified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2020 through December 31, 2020.

Corporate Investments Group, Inc.

By:

Andy Lam, President

February 27, 2021